EXHIBIT 99.1

Equinox Gold Announces CEO Transition

VANCOUVER, BC, Aug. 3, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces that Christian Milau will be leaving Equinox Gold to pursue a new opportunity in the global carbon finance industry. Equinox Gold's Board of Directors has unanimously appointed Greg Smith to succeed Christian as Chief Executive Officer and a Director of Equinox Gold.

Ross Beaty, Chair of Equinox Gold, commented: "Greg Smith has been President of Equinox Gold since we founded the Company in 2017 and has always been considered the designated successor when Christian retired. Greg brings the right corporate knowledge, industry experience and skill set to effectively manage current operations and advance our long-term strategy. He has the full support of the Board and the executive team, and I look forward to working with him as we focus on achieving our vision of being the premier Americas million-ounce gold producer.

"On behalf of the Board, I thank Christian for his leadership over the last six years. Christian has led the team through two mergers and three acquisitions, growing the company from a single-asset developer to a diversified, multi-mine gold producer with one of the industry's strongest growth profiles. His commitment to responsible mining, collaborative relationships and providing meaningful benefits to both our workforce and our community partners leaves an enduring legacy that we will continue to uphold. We wish him the best of success in his new endeavour."

Greg Smith commented: "I am excited to take on a bigger role at Equinox Gold. With Greenstone construction progressing exceptionally well, seven gold mines and three promising expansion projects, Equinox Gold is well positioned to deliver continued growth. Christian has also built an excellent team of industry experts with a strong work ethic and a respectful, positive corporate culture. I look forward to building on that foundation and continuing Equinox Gold's growth into a large, sustainable gold-mining company."

Christian Milau commented: "It has been my privilege to serve as Equinox Gold's CEO for the last six years. I am incredibly proud of what Equinox Gold has achieved so far, thanks to the dedication of a talented, hard-working team and the vision and support from Ross and our Board. Together we have created a solid company that operates with integrity. I remain a supportive shareholder and am confident that Equinox Gold will achieve its long-term goals."

Greg Smith will assume the role of Chief Executive Officer and Director of Equinox Gold on September 1, 2022. Greg is a founding shareholder and executive of Equinox Gold and previously held executive roles at Goldcorp, Minefinders and Esperanza Resources. He is a Canadian Chartered Professional Accountant.

Equinox Gold Contacts

Christian Milau, Chief Executive Officer
Greg Smith, President
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the successful transition of the CEO role, the strategic vision for the Company and expectations regarding production capabilities and future financial or operational performance; and the Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona. Forward-looking statements or information generally identified by words such as "will", "continue", "advance", "achieve", "deliver", "promising" and similar expressions and phrases or statements that certain actions, events or results "will", "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. Equinox Gold has based these forward-looking statements and information on Equinox Gold's current expectations and projections about future events and these assumptions include: the Company's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; and expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Equinox Gold cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and Equinox Gold has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry;; the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2022/03/c1397.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 20:29e 03-AUG-22